Annual General Meeting Exscientia plc (the “Company”) The undersigned holder, as of the ADS Record Date, of the American Depositary Share(s) issued under the Deposit Agreement (“ADSs”) and identified above, acknowledges receipt of a copy of the Depositary’s Notice of Annual General Meeting and hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof. All capitalized terms not defined herein shall have the meaning given to such term in the Deposit Agreement. The information with respect to the Meeting and the ADS Voting Instructions contained herein and in any related materials may change after the date hereof as a result of a change in circumstances (e.g., an adjournment or cancellation of the Meeting, and change in manner of holding the Meeting). The Company intends to announce any changes and updates only on its website https://investors.exscientia.ai/financials-and-filings/Annual-General- Meeting/. We encourage you to check the referenced Company website for any updates to the information with respect to the Meeting and the ADS Voting Instructions as it is not expected that any additional information will be distributed to you via mail or email. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs in accordance with such voting instructions. Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except as otherwise contemplated in the Deposit Agreement). Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated in the Deposit Agreement. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. Please indicate on the reverse side hereof how the Deposited Securities are to be voted. The Voting Instructions must be marked, signed and returned on time in order to be counted. By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein. The Voting Instructions must be signed, completed and received at the indicated address prior to 10:00 A.M. (Eastern Daylight Time) on May 11, 2023 for action to be taken. 2023 VOTING INSTRUCTIONS CUSIP No.: RADR CUSIP No,: ADS Record Date: Meeting Specifics: Meeting Agenda: Depositary: Deposit Agreement: Deposited Securities: Custodian: AMERICAN DEPOSITARY SHARES 30223G102. 30223G995. April 14, 2023. Annual General Meeting to be held on Wednesday, May 17, 2023 at 9:00 A.M. (British Summer Time) at Magdalen College, 71 High Street, Oxford OX1 4AU, United Kingdom (the "Meeting"). Please refer to the Company’s Notice of Annual General Meeting and other relevant documents on the Company’s website: https://investors.exscientia.ai/financials-and-filings/Annual-General-Meeting/ Citibank, N.A. Deposit Agreement, dated as of October 5, 2021. Ordinary shares, nominal value £0.0005 per share, of the Company. Citibank, N.A. (London). . Exscientia plc

Signature 1 - Please keep signature within the line Signature 2 - Please keep signature within the line Date (mm/dd/yyyy) If this Voting Instructions Card is signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue. If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” voting instruction for such issue. Please be sure to sign and date this Voting Instructions Card. Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. A Voting Instructions Card executed by a corporation should be in the full name of a duly authorized officer with full title as such. Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.B For Against Abstain Resolution 1 Ordinary Resolutions Resolution 2 Resolution 3 Resolution 4 Resolution 5 For Against Abstain Resolution 6 Resolution 7 Issues Exscientia plcA RESOLUTIONS Ordinary Resolutions 1. To receive and adopt the accounts of the Company for the year ended 31 December 2022 together with the reports of the Directors and the auditors thereon (the “2022 Annual Report and Accounts”). 2. To approve the Directors’ Remuneration Report (other than the Directors’ remuneration policy set out on pages 55 to 81 of the Directors’ Remuneration Report), as set out in the 2022 Annual Report and Accounts. 3. To re-appoint David Nicholson as a Director of the Company who is retiring in accordance with Article 81.3 of the Company’s articles of association and, being eligible, is offering himself for re-appointment. 4. To re-appoint Mario Polywka as a Director of the Company who is retiring in accordance with Article 81.3 of the Company’s articles of association and, being eligible, is offering himself for re-appointment. 5. To re-appoint Elizabeth Crain as a Director of the Company who is retiring in accordance with Article 81.3 of the Company’s articles of association and, being eligible, is offering herself for re-appointment. 6. To re-appoint PricewaterhouseCoopers LLP as the Company’s auditors to act as such until the conclusion of the next annual general meeting of the Company at which the requirements of section 437 of the Companies Act 2006 (the “Act”) are complied with. 7. To authorise the Directors of the Company to determine the auditors’ remuneration. The Board of Directors recommends a FOR vote for all resolutions.